Exhibit 99.2

TSX-V: AVU US DTC: AVPMF FRANKFURT: 8AM

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7	T: (604) 687-3520 F: (888) 889-4874

April 11, 2017	NR 07 - 2017

Avrupa Minerals Raises $225,000

Avrupa Minerals Ltd. (AVU:TSXV) is pleased to announce that it has arranged a financing to raise $225,000 by way of a private placement of 2.5 million common shares at $0.09 per common share. The offering will close shortly.

The proceeds of the offering will be used for exploration and operations in Kosovo, Portugal, Vancouver and for general and administration costs.

Paul Kuhn, President & CEO commented that “With our new partner in Portugal funding the Alvito IOCG exploration, and our partner in Kosovo funding a large drill program at the Slivovo gold project, our costs in those locations are low. These new funds will cover costs to advance our other key projects.”

Avrupa Minerals Ltd. is a growth-oriented exploration and development company focused on discovery, using a prospect generator model, of valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.

The Company currently holds nine exploration licenses in three European countries, including six in Portugal covering 3,268 km2, two in Kosovo covering 47 km2, and one in Germany covering 307 km2.  Avrupa now has four active option and joint venture agreements, three in Portugal and one in Kosovo, including:

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The Alvito Option Agreement with OZ Minerals Limited covering one license in the Ossa Morena Zone in southern Portugal, for IOCG deposits;

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The Alvalade JV, with Colt Resources, covering one license in the Iberian Pyrite Belt of southern Portugal, for Zn/Cu-rich massive sulfide deposits. The partner is currently in default under the terms of the JV agreement, and Avrupa is working on a route to consolidation of the program;

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The Covas JV, with Blackheath Resources, covering one license in northern Portugal, for intrusion-related W deposits; and

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Avrupa’s partner at the Slivovo Gold Project in Kosovo is fully funding the program, allowing Avrupa to dilute its ownership in the JV operating company Peshter Mining JSC.  If AVU ownership goes below 10%, the interest in the project converts to a 2% NSR.

Avrupa is currently upgrading precious and base metal targets to JV-ready status in a variety of districts on their other licenses, with the idea of attracting potential partners to project-specific and/or regional exploration programs.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.  Mr. Kuhn, the QP, has not only reviewed, but prepared and supervised the preparation or approval of the scientific and technical content in the news release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.